Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

Jefferies LLC

520 Madison Avenue

New York, NY 10022

July 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Branch Chief
Suzanne Hayes, Assistant Director
Jeffrey Gabor, Staff Attorney
James Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant
Mark Brunhofer, Senior Accounting Examiner

Re:	Allakos Inc.
Registration Statement on Form S-1 (File No. 333-225836)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Allakos Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 18, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated July 9, 2018:

(i)	Dates of distribution: July 9, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 816

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 39

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC

Acting severally on behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ David Bauer
Name: David Bauer
Title: Managing Director

JEFFERIES LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: Senior Vice President

[Signature Page to Underwriters’ Acceleration Request]

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